EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31, (unaudited) (Dollars in Millions)

	2004	2003	2002

Net profit	$287	$256	$193

Add:
Provision for income taxes	137	120	110

Deduct:
Equity in profit of partnerships	(3)	(3)	(7)

Profit before taxes	$421	$373	$296

Fixed charges:
Interest on borrowed funds	$532	$483	$544
Rentals at computed interest*	5	5	5

Total fixed charges	$537	$488	$549

Profit before taxes plus fixed charges	$958	$861	$845

Ratio of profit before taxes plus fixed charges to fixed charges	1.78	1.76	1.54

*Those portions of rent expense that are representative of interest cost.